AEI INCOME & GROWTH FUND 27

                    LIMITED LIABILITY COMPANY


           10,000,000 Limited Liability Company Units
                         ($10 Per Unit)



                        SUPPLEMENT NO. 7

                       DATED April 29, 2009


This  Supplement  is distributed only with the  Prospectus  dated
November 19, 2007 and must be read in conjunction therewith.


                 IMPORTANT NOTE ON COMPLETION OF
                     SUBSCRIPTION AGREEMENT

Our Subscription Agreement requires you to fill in the date of the most current supplement in Section 5, Subscriber Representations & Signatures, on page two. If there is a sticker supplement on page 2 or 3 of this Supplement, you should use the date of the latest sticker supplement in the Subscription Agreement. If there is no sticker supplement on page 2 or 3, you
should  use April 29, 2009 (the date of this Supplement).   If
you do not complete the Subscription Agreement with the correct supplement date, your order will be delayed until we can confirm you have received the most current supplement.





                      AEI SECURITIES, INC.
                     1300 Wells Fargo Place
                     30 East Seventh Street
                    St. Paul, Minnesota 55101
                         (651) 227-7333
                         (800) 328-3519
                       FAX (651) 227-7705

           This page reserved for Sticker Supplements
                               -2-


           This page reserved for Sticker Supplements
                               -3-


                         THIS SUPPLEMENT

       We are distributing this supplement to update information that is contained in the prospectus dated November 19, 2007 for AEI Income & Growth Fund 27 LLC. We are distributing this supplement only with the prospectus, which provides detailed information related to AEI Fund 27. In particular, this supplement provides more information on the following topics:

      Additional Information/Incorporation by reference  5
      Current Status
        Sale of Units                                    5
        Economic Conditions                              6
      Valuation of Units                                 6
      Property                                           7
      Who May Invest                                    10
      Selected Financial Data                           10
      Compensation to Managers and Affiliates           11
      Management's Discussion and Analysis              12
      Index to Financial Statements                     14
      Balance Sheet of the Managing Member at
       December 31, 2008 and 2007                       15
      Exhibit B - Prior Performance Tables             B-1

       If you have received this supplement, you should also have received a copy of the prospectus. You should carefully review the prospectus for a detailed description of an investment in AEI Fund 27, including information relating to our management, our investment objectives and the risks of the investment.

       We encourage you to read the "Risks" described on Pages 8 to 13 of the prospectus. We believe the most significant risks include the following:

       You will not be able to evaluate properties before they are acquired.

       You will be required to rely upon our managers for all aspects of our operations, including selection, management and sale of our properties.

       As an investor, you will have the right to vote only on a limited number of matters.

       We will make substantial payments to our managers regardless of whether we are profitable.

       Because there will be no market for the units, and because restrictions will be placed upon their transfer, you may be unable to resell your units except at a discount from your purchase price.

       Our managers will provide services to us under a number of conflicts of interest.

       We are not a mutual fund or investment company and are not regulated under the Federal Investment Company Act.
                               -4-

        ADDITIONAL INFORMATION/INCORPORATION BY REFERENCE

       We file periodic reports with the Securities and Exchange Commission, or "SEC", that contain information that in certain instances is only summarized below. We have elected to "incorporate by reference" some of the more detailed information from those reports into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except to the extent updated by information contained in this prospectus. We are incorporating by reference the information from the following filings:

  Annual Report on Form 10-K for the year ended December 31,
  2008, as filed with the SEC on March 30, 2009;


       All of the documents that we have incorporated by reference are available on the SEC's website, www.sec.gov. In addition, these documents can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

       If you request, we will provide to you a copy of any or all of the information that we have incorporated by reference into this prospectus, as supplemented. To receive a free copy of any of the documents incorporated by reference, other than exhibits, call or write us at 1300 Wells Fargo Place, 30 East 7th Street, Saint Paul, Minnesota 55101: Attention: Rona Newtson,
(800) 328-3519. The documents also may be accessed on our website at www.AEIfunds.com/subpages/sec_documents.html. The information relating to us contained in this prospectus may not be comprehensive and should be read together with the information contained in the documents incorporated by reference in this prospectus.

                         CURRENT STATUS

Sale of Units

       We commenced the offering of LLC units to the public through a registration statement that became effective on November 19, 2007. The registration statement indicated that AEI Fund 27 would not be capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for 150,000 units ($1,500,000). We obtained subscriptions for the 150,000 units required for release of escrow proceeds and the escrow proceeds were released on June 5, 2008. We have commenced the normal operation of investigating the acquisition of properties and have, through the date of this supplement, acquired three properties. See "Property." At March 31, 2009, we had accepted subscriptions for 701,997.9 units for aggregate proceeds of $7,019,979. Our managers have determined to extend the offering of the remaining 9,298,002.1 units to November 18, 2009, unless all the units are sold before then.

Economic Conditions

       As is indicated in the prospectus, we purchase properties for cash, and without any indebtedness, whether assumed or newly incurred. Accordingly, although the reduced availability of bank funding for commercial real estate has affected many companies in our market, it has not restricted our operations and has caused the form of transactions that we offer to, in some cases, become more attractive. We have purchased only three properties, and all of our purchases have occurred after the markets for real estate were significantly impacted by deteriorating economic conditions. Although we cannot guarantee their financial strength, we believe that the tenants of our current properties remain strong, viable national companies. Nevertheless, a prolonged economic downturn could effect all segments of the market for real estate, including the market for the most creditworthy national chains, and cause an increased rate of default. Although the absence of mortgage financing on our properties eliminates any risk that the properties will be lost in foreclosure, if our tenants were to default in their lease payments, our rates of distribution might be decreased and the value of our properties might decline.

                       VALUATION OF UNITS

       As we indicate on page 42 of the prospectus and in Section
8.4 of the operating agreement, we will publish with our annual report our manager's "estimate of the value of a unit" in Fund
27. We also describe on Page 39 of the prospectus, and in Section
7.7 of the operating agreement, a unit repurchase program that will be effective in May 2010 and that is based on the "net value per unit". During the current offering, the "estimate of the value of a unit" will be deemed to be $10.00, the price at which units are being sold to the public in this offering. To avoid confusion, and because units will have been recently purchased at $10.00, both the estimate of the value of a unit and the net value per unit that we use for the repurchase provisions will be deemed to be $10.00 for 18 months after completion of this offering. This deemed value will be based solely on the offering price, without regard to the assets and liabilities of Fund 27, the cash flow of Fund 27, or any other valuation factors. You should understand that we will not adjust the estimated value or the net value for any events that occur prior to June 30, 2011, including events that could adversely affect the value of our assets, cash flow, or otherwise, and that this value may not necessarily represent the price that could be obtained from a non-affiliated purchaser of the units. Further, there is no trading market in the units, and there are substantial restrictions on resale and such deemed value will not reflect any discount for marketability. Commencing with the annual report for the year ended December 31, 2011, both the estimate of the value of a unit and the net value per unit that we calculate for purposes of our unit repurchase program will take into account methods commonly employed in the valuation of assets comparable to those owned by AEI Fund 27.

                            PROPERTY

       We describe below all of the properties we have purchased since our formation and any properties that we have an outstanding commitment to purchase through the date of this supplement. The properties are leased to various tenants under net leases, which are classified as operating leases. Under a net lease, the tenant is responsible for real estate taxes, insurance, maintenance, repairs and operating expenses of the property. Any exceptions where we are responsible for certain property repairs are noted below. Since each property is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that financial information about the tenants or guarantors of each lease is more relevant than financial statements of the property.

       Starbucks - Shreveport, Louisiana. On February 5, 2008, we purchased a Starbucks store in Shreveport, Louisiana from an unrelated third party for $1,369,132, including acquisition expenses. The property is leased to Starbucks Corporation under a lease agreement with a remaining primary term of ten years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires initial annual rent of $93,000. The initial yield for this property is 7.15% based on the initial annual rent divided by the purchase price, excluding acquisition expenses. The rent is scheduled to increase on March 1, 2013 and every five years thereafter by ten percent. Under this lease, we are responsible for repairs to the structural components of the building and roof.


       The store was constructed in 2007 and is a 1,824 square foot building situated on approximately .38 acres of land. The store is located at 319 Bert Kouns Industrial Loop in Shreveport, which is in northwestern Louisiana. The store is adjacent to several medical buildings and is located a few blocks west of Interstate 49. The population within a five-mile radius is approximately 102,000, with an average household income of more than $62,000.

       Starbucks Corporation, headquartered in Seattle, purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment and a selection of premium teas, primarily through company-operated retail stores. As of March 30, 2008, Starbucks reported that it operated more than 9,100 stores in the United States and several foreign countries. Starbucks announced a restructuring in the summer of 2008 through which it is closing 600 stores because of reduced consumer traffic. The Starbucks owned by Fund 27 was not included in the restructuring. For the fiscal year ended September 28, 2008, Starbucks reported a net worth $2.5 billion, net revenues $10.4 billion, and net income of $316 million. Starbucks is a public company whose stock is traded on the NASDAQ Global Select Market under the symbol SBUX and files reports with the SEC that are available on-line at the SEC's website (www.sec.gov).

       In order to facilitate the purchase of our first property, we entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note was due on August 1, 2008 and called for interest at the prime rate minus 0.25% with the interest due on the first day of each month. The Note was secured by all of our assets and was guaranteed by the special managing member and AEI Capital Corporation, the parent company of the managing member.

       On June 5, 2008, we used the majority of the net proceeds released from escrow to pay the outstanding principal and interest on the Note. Although the prospectus indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of investors. No property will be acquired using debt financing after the initial admission of investors.

       Best Buy - Lake Geneva, Wisconsin. On October 6, 2008, we purchased a 33% interest in a Best Buy store in Lake Geneva, Wisconsin from an unrelated third pary for $2,052,214 including acquisition expenses. The property is leased to Best Buy Stores, L.P. under a lease agreement with a remaining primary term of
10.3 years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires initial annual rent for our interest of $144,325. The initial yield for this property is 7.25% based on the initial annual rent divided by the purchase price, excluding acquisition expenses. The rent is scheduled to increase on February 1, 2014 and every five years thereafter by approximately 3.4%. Under this lease, we are responsible for repairs to the structural components of the building, roof, and parking lot and replacement of HVAC, electrical, plumbing and other similar systems for the building. The remaining interests in the property were purchased by AEI Income & Growth Fund XXII Limited Partnership and AEI Income
& Growth Fund 24 LLC, affiliates of AEI Fund 27.

       The store was constructed in 2008 and is a 30,376 square foot building situated on approximately 3.8 acres of land. The store is located at 700 North Edwards Boulevard in Lake Geneva, which is approximately 55 miles north of Chicago and 45 miles southwest of Milwaukee. Lake Geneva, an upscale resort community, draws over 2 million tourists annually and has abundant multimillion dollar second homes and high-end resorts. The store is located in the recently constructed Lake Geneva Commons, a 180,000 square foot retail center, that is anchored by Target and Best Buy. The site is adjacent to Route 12 near its intersection with Highway 50. The population within a five-mile radius is approximately 21,000, with an average household income of over $69,000.

       Best Buy Stores, L.P., a wholly owned subsidiary of Best Buy, Inc. ("BBY"), owns the fixed assets, inventory and receivables associated with BBY stores located in the United States. As the parent company of the tenant, BBY does not guarantee the lease and is not responsible for any lease obligations. BBY, headquartered near Minneapolis, sells consumer electronics, home-office products, entertainment software, appliances and related services through more than 1,200 retail stores across the United States, throughout Canada, and in China. For the fiscal year ended February 28, 2009, BBY reported a net worth of approximately $4.6 billion, revenue of $45.0 billion and net income of $1.0 billion. BBY is a public company whose stock is traded on the New York Stock Exchange under the symbol BBY and files reports with the SEC that are available on-line at the SEC's web site.

        Tractor Supply Company - Rapid City, South Dakota. On November 21, 2008, we purchased a 37% interest in a parcel of land in Rapid City, South Dakota from an unrelated third party for $353,565 including acquisition expenses. The Company obtained title to the land in the form of an undivided fee simple interest in the 37% interest purchased. Simultaneous with the purchase of the land, we entered into a Development Financing Agreement under which we will advance funds to Brad and Dad, LLC for the construction of a Tractor Supply Company store on the site. Through December 31, 2008, we had advanced $42,852 for the construction of the building. Our 37% share of the purchase price, including the cost of the land and acquisition expenses, will be approximately $1,140,000. The remaining interest in the property was purchased by AEI Income & Growth Fund XXI Limited Partnership, an affiliate of AEI Fund 27.

        The property is leased to Tractor Supply Company under a lease agreement with a primary term of 15 years. The lease may be renewed by the tenant for up to four consecutive terms of five years each. The lease requires initial annual rent for our share of $83,250. The initial yield for this property is 7.40% based on
the  initial annual rent divided by the purchase price,    excluding
acquisition  expenses. The rent is   scheduled to increase  at  the
beginning of the sixth lease year   and every five years thereafter
by  five percent. Pursuant to the  lease, the tenant will commence
paying  rent  on the day the store   opens for business,  which  is
expected   to  be  in  May  2009.  Pursuant  to  the  development
agreement, for the period from November 21, 2008  to the day  that
the  tenant commences paying rent, Brad   and Dad, LLC will pay AEI
Fund  27 interest at a rate of 6.9%   on the purchase  price  of  the
land and the amounts advanced for construction of the building. Pursuant to the lease, any improvements to the land during the term of the lease become the property of AEI Fund 27 and AEI Fund
XXI.  Under  this  lease,  we are  responsible  for  property  and
liability  insurance premiums and for   repairs  to  the  structural
components of the building, the roof, and the parking lot.

        The  building  will be  approximately 19,000  square  feet
situated  on 3.0 acres of land.   The site is located at 3430  East
Mall  Drive  in  Rapid City, which    is located  in  western  South
Dakota  near  the  Black Hills and  Mount Rushmore.  The  site  is
located on the east side of the   city just north of Interstate  80
at  the Elm Creek Road exit. The  adjacent area features an 80,000
square   foot   Cabela's  store     and  the  Black  Hills   Visitor
Information  Center, both recently   constructed. Other  retail  in
the  area  includes Wal-Mart,  Lowes, Best Buy  and  the  Rushmore
Crossing  Mall.  The  population    within  a  five-mile  radius  is
approximately 56,000, with an average household income of over $55,000.

         Tractor  Supply  Company  ("TSC"),  headquartered   near
Nashville,  is the leading retail    farm and ranch store  brand  in
the  United States with over 850 stores   in 44 states. TSC  stores
are  located in towns outlying major   metropolitan markets and  in
rural  communities.    TSC supplies  daily  farm and ranch maintenance
supplies  to a targeted customer    base. For the fiscal year  ended
December 27, 2008, TSC   reported a net   worth of $610 million,  net
sales  of  $3.0 billion and net income of  $82  million. TSC  is  a
public  company  whose  stock is traded  on   the   NASDAQ  National
Market  under  the  symbol  TSCO   and   files  reports  with   the
Securities and Exchange    Commission that are available on-line  at
the SEC's web site.
                               -9-

                     SELECTED FINANCIAL DATA

       The following selected financial data for AEI Fund 27 for
the year ended December 31, 2008 and for the period from
inception (January 26, 2007) to December 31, 2007 has been
derived from, and should be read in conjunction with, the
financial statements incorporated by reference in this
supplement:
                                   December 31, 2008    December 31, 2007
Balance Sheet Data at Period End:
  Cash and Cash Equivalents           $1,059,127           $   1,038
  Net Investments in Real Estate      $3,762,036           $       0
  Total Assets                        $4,824,118           $   1,038
  Current Liabilities                 $   94,412           $       0
  Members' Equity                     $4,729,706           $   1,038

                                      Year ended      January 26, 2007 to
                                  December 31, 2008   December 31, 2007
Operating Data:
  Rental Income                       $118,322          $       0
  Administration Expenses
    Paid to  Affiliates               $ 33,990          $       0
  Administration and Property
    Management Expenses Paid to
    Unrelated Parties                 $  4,834          $       0
  Depreciation                        $ 55,727          $       0
  Operating Income                    $ 23,771          $       0
  Interest Income                     $  9,663          $      38
  Interest Expense                    $ 22,528          $       0
  Net Income (Loss)                   $ 10,906          $      38
  Net Income Allocated to
   Limited Members                    $ 22,528          $       0
  Net Income (Loss) Per LLC Unit      $    .07          $       0
  Weighted Average Units Outstanding   330,872                  0




                              DISTRIBUTIONS

       We declare our regular quarterly distributions before the end of each quarter and pay the distribution in the first week after the end of each quarter. For the year ended December 31, 2008, the quarterly distributions, which were allocated 97% to the limited members and 3% to our managers, were as follows:


                                 Second      Third      Fourth       Total
                                 Quarter     Quarter    Quarter       2008

Sources:
  Net Cash Flow from Operations  $  5,966  $  19,014  $  41,653    $  66,633
  Proceeds from the Offering        1,562     21,179     28,854       51,595
                                  -------   --------   --------     --------
    Total Cash Distributed       $  7,528  $  40,193  $  70,507    $ 118,228
                                  =======   ========   ========     ========
Sources (Per LLC Unit):
  Net Cash Flow from Operations $  0.0343   $  0.0710  $  0.0886   $  0.1939
  Proceeds from the Offering       0.0090      0.0790     0.0614      0.1494
                                 ---------   ---------  ---------   ---------
    Total (Per LLC Unit)        $  0.0433   $  0.1500  $  0.1500   $  0.3433
                                 =========   =========  =========   =========

             COMPENSATION TO MANAGERS AND AFFILIATES

       The following table summarizes the compensation and cost reimbursements paid to our managers and their affiliates.

                                                   Year Ended    Period Ended
                                                  December 31,   December 31,
                                                     2008           2007

AEI Securities, Inc., the dealer manager of our
offering, received selling commissions and a
nonaccountable expense allowance from the sale
of units  (a majority of this amount was reallowed
to other participating dealers).                   $ 554,970        $       0
                                                    ========         ========
Our managers are reimbursed at cost for other
offering and organization expenses (1).            $ 283,863        $       0
                                                    ========         ========
Our managers are reimbursed at cost for all expenses
incurred in acquiring properties on our behalf.    $  94,862        $       0
                                                    ========         ========
Our managing member is paid an acquisition
administration fee equal to 1.5% of the price of
property purchased with initial offering proceeds. $  49,383        $       0
                                                    ========         ========

Our managers receive 3.0% of distributions of
net cash flow.                                     $   3,547        $       0
                                                    ========         ========
Our managers are reimbursed at cost for all
administrative expenses, including all expenses
related to management and disposition  of
properties,  and  all  other  transfer   agency,
reporting, investor relations and other
administrative functions.  (2)                     $  38,824        $       0
                                                    ========         ========

(1) Includes the managers' personnel and administrative costs as well  as $136,614 of out-of-pocket expenses for printing  costs,
    legal   and   filing   fees,   direct   administrative   costs,
    underwriting costs and due diligence fees.

(2) Includes the managers' personnel and administrative costs as well as $4,834 of out-of-pocket expenses for printing costs, legal and filing fees, direct administration costs, outside audit costs, taxes, insurance and other property costs.

       At December 31, 2008, we owed our managers and their affiliates $23,905, for administration and property management expenses.

              MANAGEMENT'S DISCUSSION AND ANALYSIS

       The following Management's Discussion and Analysis discusses our financial position at December 31, 2008 and December 31, 2007 and results of operations for the year ended December 31, 2008 and for the period from inception (January 26, 2007) to December 31, 2007. You should read this information in conjunction with our financial statements incorporated by reference in this supplement and contained in the prospectus. This section contains "forward looking statements" which represent our expectations or beliefs concerning future events, including statements regarding anticipated application of cash, expected returns from rental income, growth in revenue, the sufficiency of cash to meet operating expenses, rates of distribution, and other matters. These, and other forward looking statements should be evaluated in the context of the risk factors described in the prospectus.

Results of Operations

       During 2007, we did not engage in any operations or incur any expenses and our only income was interest earned on our managers' capital contribution of $1,000.

       For the year ended December 31, 2008, we recognized rental income of $118,322, representing rent from two properties acquired during the period. At December 31, 2008, the scheduled annual rent for the properties was $237,325.

       For the year ended December 31, 2008, we incurred
LLC administration expenses payable to an affiliate of our managers of $33,990. These administration expenses include costs associated with the management of the properties, processing distributions, reporting requirements and communicating with the limited members. During the same period, we incurred LLC administration and property management expenses from unrelated parties of $4,834. These expenses represent direct payments to third parties for legal and filing fees, direct administrative costs, outside audit costs, taxes, insurance and other property costs.

       For the year ended December 31, 2008, we recognized interest income of $9,663 and interest expense, related to the Note on the Starbucks store in Shreveport, Louisiana of $22,528. The Note called for interest at the prime rate minus 0.25% with the interest due on the first day of each month.

Liquidity and Capital Resources

       Our operations generated $87,583 of cash during the year ended December 31, 2008, representing net income of $10,906, a non-cash expense of $55,727 for depreciation and $20,950 in net timing differences in the collection of payments from the tenants and the payment of expenses.

       The major components of our cash flow from investing activities are investments in real estate and proceeds from the sale of real estate. During thr year ended December 31, 2008, we expended$3,817,763 to invest in real properties (inclusive of acquisition expenses). On February 5, 2008, we purchased a Starbucks store in Shreveport, Louisiana for $1,369,132. On October 6, 2008, we purchased a 33% interest in a Best Buy store in Lake Geneva, Wisconsin for $2,052,214. On November 21, 2008, we purchased a 37% interest in a parcel of land in Rapid City, South Dakota for

$353,565. Simultaneous with the purchase of the land, we entered into a Development Financing Agreement under which we will advance approximately $787,000 for the construction of a Tractor Supply
Company store on the site. Through December 31, 2008, we had advanced $42,852 for the construciton of the building.


       In order to facilitate the purchase of our first property, we entered into a Line of Credit Agreement with Fidelity Bank, Edina, Minnesota, for $1,301,000. The Note was due on August 1, 2008, and was secured by all of our assets and was guaranteed by the special managing member and AEI Capital Corporation, the parent company of the managing member. On June 5, 2008, we paid the outstanding principal and accrued interest due on the Note. Although the registration statement indicates that no properties will be acquired using debt financing, debt was used to acquire this property solely to finance its purchase prior to the admission of investors. No property will be acquired using debt financing after the initial admission of investors.

       During the offering of units, our primary source of cash flow is from the sale of LLC units. We commenced the offering of LLC units to the public through a registration statement that became effective November 19, 2007 and will continue until November 18, 2009, unless all 10,000,000 LLC units are sold before then. The registration statement indicated that AEI
Fund 27 would not be capitalized, and all subscription funds would be held in escrow, until we had received subscriptions for
150,000 units ($1,500,000).   We obtained subscriptions for the
150,000 units required for release of escrow proceeds and on June 5, 2008, we accepted subscriptions for 168,513.6 units for aggregate proceeds of $1,685,136. Through December 31, 2008, we raised a total of $5,677,256 from the sale of 567,725.6 units. From subscription proceeds, we paid organization and syndication costs (which constitute a reduction of capital) of $841,266.

       After we acquire all our properties, our primary use of cash flow will be distribution payments to members. We declare our regular quarterly distributions before the end of each quarter and pay the distribution in the first week after the end of each quarter. For the year ended December 31, 2008, we declared distributions of $118,228, which were allocated 97% to the limited members and 3% to our managers. Of this amount, $66,633 represented net cash flow (net income before depreciation expense) earned during the period and $51,595 represented a return of capital.

       Our operating agreement requires that all proceeds from the sale of units, subject to a reasonable reserve for ongoing operations, be invested or committed to investment in properties by the later of two years after the date of the registration statement or twelve months after the offering terminates. At December 31, 2008, we had no formal contractual commitments to expend capital, except for the agreement to advance funds for the construction of the Tractor Supply Company store.

       Until capital is invested in properties, we will remain extremely liquid. After we acquire all our properties, we will attempt to maintain a cash reserve of only approximately .5% of subscription proceeds. Because properties are purchased for cash and leased under net leases, this is considered adequate to satisfy most contingencies.
                               -13-

                  INDEX TO FINANCIAL STATEMENTS

       Financial statements for periods not included in the prospectus have been incorporated by reference to our annual report on Form 10-K, and our quarterly reports on Form 10-Q, as filed with the SEC. Those financial statements include those listed below, and can be found in the report listed.

AEI Income & Growth Fund 27 LLC

     Annual Report on Form 10-K for the Year ended December 31,2008

        Report of Independent Registered Public Accounting Firm

        Balance Sheet at December 31, 2008 and 2007

        Statements of Operations for the year ended December 31, 2008 and for the period from inception (January 26, 2007)
        through December 31, 2007

        Statement of Cash Flows for the year ended December 31, 2008 and for the period from inception (January 26, 2007)
        through December 31, 2007

        Statement of Changes in Members' Equity for the year ended December 31, 2008 and for the perod from inception
        (January 26, 2007) through December 31,2007

        Notes to Financial Statements at December 31, 2008

     The following financial statements of AEI Fund Management XXI, Inc., our managing member, are included in this Supplement immediately following this index to Financial Statements.

        Report of Independent Registered Public Accounting Firm

        Balance Sheet at December 31, 2008 and 2007

        Notes to Balance Sheet at December 31, 2008


                               -14-


     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Board of Directors:
AEI Fund Management XXI, Inc.
Saint Paul, Minnesota




      We have audited the accompanying balance sheet of AEI Fund Management XXI, Inc. as of December 31, 2008 and 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of AEI Fund Management XXI, Inc. as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.



                             /s/Boulay, Heutmaker, Zibell & Co. P.L.L.P.
                                   Certified Public Accountants

Minneapolis, Minnesota
March 30, 2009

                  AEI FUND MANAGEMENT XXI, INC.
                          BALANCE SHEET
                           DECEMBER 31




                             ASSETS


                                                   2008          2007

CURRENT ASSETS:
   Cash and Cash Equivalents                    $ 314,467     $ 249,302
   Distributions Receivable from
     Real Estate Investments                       30,662        34,871
   Receivable from Related Companies                4,700        15,000
                                                 ---------     ---------
        Total Current Assets                      349,829       299,173
                                                 ---------     ---------
NONCURRENT ASSETS:
   Real Estate Investments                         28,064        38,102
                                                 ---------     ---------
             Total Assets                       $ 377,893     $ 337,275
                                                 =========     =========


                    LIABILITIES AND STOCKHOLDER'S EQUITY


NONCURRENT LIABILITIES:
   Deficit in Real Estate Investments           $  29,265     $   6,787

STOCKHOLDER'S EQUITY:
  Common Stock, Par Value $.01 per Share,
  100,000 Shares authorized,
  1,000 Shares issued and outstanding                  10            10
   Additional Paid-in Capital                         990           990
   Retained Earnings                              347,628       329,488
                                                 ---------     ---------
    Total Stockholder's Equity                    348,628       330,488
                                                 ---------     ---------
     Total Liabilities and Stockholder's Equity $ 377,893     $ 337,275
                                                 =========     =========


 The accompanying notes to Balance Sheet are an integral part of this statement.
                                -16-

                  AEI FUND MANAGEMENT XXI, INC.
                     NOTES TO BALANCE SHEET
                   DECEMBER 31, 2008 AND 2007

(1) Summary of Organization and Significant Accounting Policies -

   Organization

     AEI Fund Management XXI, Inc. ("Company") is the Managing General Partner of AEI Income & Growth Fund XXI Limited
     Partnership and AEI Income & Growth Fund XXII Limited Partnership. The Company is the Managing Member of AEI Income & Growth Fund 23 LLC, AEI Income & Growth Fund 24 LLC, AEI Income & Growth Fund 25 LLC, AEI Income & Growth Fund 26 LLC and AEI Income & Growth Fund 27 LLC. The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson is President of the Company and is the President and majority stockholder of ACC. At December 31, 2008 and 2007, the Company owned 22 Units of AEI Income & Growth Fund XXII Limited Partnership. Investors in the funds listed above have no interest in the assets or operations of the Company.

   Financial Statement Presentation

     The Company accounts for its investments under the equity method of accounting. The Company's major source of cash is its share of distributions allocated under the terms of the Limited Partnership or Limited Liability Company Agreements. The combined assets, revenues and net income for the above referenced entities were $112,239,382, $8,439,073 and
     $5,684,570   for  2008  and  $110,642,896,  $9,485,571   and
     $8,811,889 for 2007. The Company's share of income (loss) ranges from 1% to 3%. At December 31, 2008 and 2007, the Company had accumulated deficits of $29,265 and $6,787, respectively. The Company would be responsible to fund a deficiency in its capital account, as defined by agreement, if the real estate investment terminates.

   Accounting Estimates

     Management uses estimates and assumptions in preparing this balance sheet in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and stockholder's equity. Actual results could differ from those estimates.

   Cash Concentrations of Credit Risk

     The   Partnership's  cash  is  deposited  primarily  in  one
     financial institution and at times during the year it may exceed FDIC insurance limits.
                                -17-

                  AEI FUND MANAGEMENT XXI, INC.
                     NOTES TO BALANCE SHEET
                   DECEMBER 31, 2008 AND 2007

(2)  Receivable from Related Companies -

     AEI Fund Management, Inc. (AFM), an affiliated corporation, performs the administrative and operating functions of the Company. The receivable is non-interest bearing and unsecured and is to be paid in the normal course of business. At December 31, 2008 and 2007, the receivable from AFM was $-0- and $13,175, respectively.

     In 2008 and 2007, AEI Securities, Inc. ("ASI"), an affiliated corporation, acted as the underwriter of offerings of units in limited liability companies of which the Company is the managing member. At December 31, 2008 and 2007, ASI owed the Company $4,700 and $1,825, respectively, as a result of this business arrangement. The balance is non-interest bearing and unsecured and is to be paid in the normal course of business.

 (3) Income Taxes -

     The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements.

                                -18-